UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 30, 2026

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: elisehong@jecleantech.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

JE Cleantech Secures approximately USD$12 million New Project Orders During the First Quarter of 2026

JE Cleantech Holdings Limited (Nasdaq: JCSE), announced on March 30, 2026, that its wholly-owned subsidiary, JCS-Echigo Pte Ltd, has secured new orders totaling approximately USD$12 million for precision cleaning systems from an existing customer in the 1st quarter of 2026. Barring any unforeseen circumstances, deliveries are expected to be carried out progressively over the next 12 months.

“We remain focused on building long-term partnerships with our customers and delivering innovative solutions that support their evolving needs, as well as leveraging the longstanding relationships we have with our customers to build traction for our products and services to continue our trajectory of success.” said Ms Hong Bee Yin, Chief Executive Officer of JE Cleantech Holdings.

Looking ahead, the Group remains focused on accelerating growth by expanding its product portfolio, deepening its engineering and research and development capabilities, and capturing opportunities in emerging and adjacent industries, while continuing to align its growth with sustainability goals. Over the longer term, the Group aims to solidify its position as a leading provider of industrial precision cleaning solutions and a preferred partner for customers with complex and mission-critical requirements.

Exhibits

99.1	Press Release dated March 30, 2026, JE Cleantech announcing Secures approximately USD$12 million New Project Orders During the First Quarter of 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: March 30, 2026	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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